Exhibit 3.1

AMENDMENT TO XPERI CORPORATION

AMENDED AND RESTATED BYLAWS

Dated: December 15, 2018

Pursuant to the resolutions duly adopted on October 26, 2018, by the Board of Directors of Xperi Corporation, a Delaware corporation, the Amended and Restated Bylaws of Xperi Corporation (formerly known as Tessera Holding Corporation), as amended and restated December 1, 2016 (the “Bylaws”), and as further amended December 6, 2016, April 27, 2017, February 1, 2018 and April 27, 2018, are amended as follows effective as of December 15, 2018:

Section 3.2 of the Bylaws is hereby amended to read in its entirety as follows:

3.2	NUMBER OF DIRECTORS

Until changed by a proper amendment to this Section 3.2, the authorized number of directors shall be eight (8).

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.